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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Greenbrier Companies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

393657101

(CUSIP Number)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393657101

Item 1:	Name of reporting person; S.S. or I.R.S. identification no. of above person:

William A. Furman

Item 2:	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

Item 3:	SEC use only:

Item 4:	Citizenship or place of organization:

United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:	Sole voting power:

3,919,000

Item 6:	Shared voting power:

0

Item 7:	Sole dispositive power:

3,919,000

Item 8:	Shared dispositive power:

0

Item 9:	Aggregate amount beneficially owned by each reporting person:

3,919,000

Item 10:	Check if the aggregate amount in row (9) excludes certain shares:

Not applicable.

Item 11:	Percent of class represented by amount in row 9:

26.2%

Item 12:	Type of reporting person:

IN

Item 1(a)	Name of Issuer:

The Greenbrier Companies, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

Item 2(a)	Name of Person Filing:

William A. Furman

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

393657101

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The following information is as of December 31, 2004:

(a)	Amount Beneficially Owned:

3,919,000 shares

(b)	Percent of Class:

The shares represent 26.2 percent of the class.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,919,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,919,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(d)	Mr. Furman is party to a Stockholders’ Agreement, as amended, with Alan James. Pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, Messrs. Furman and James jointly filed an initial statement on Schedule 13G and two subsequent amendments thereto. Certain provisions of the Stockholders’ Agreement, which required Messrs. Furman and James to vote their shares in concert, expired on July 1, 2004. The other remaining provisions of the Stockholders’ Agreement, including a right of first refusal, remain in effect. Mr. James, the other party to the Stockholders’ Agreement passed away on January 28, 2005, and his estate assumed his position with respect to the Stockholders’ Agreement. Mr. Furman files this Schedule 13G in his individual capacity, and all further filings with respect to transactions in the security reported on will be filed, if required, in his individual capacity.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 10, 2005

/s/ William A. Furman William A. Furman

ATTENTION:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 USC 1001)